UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities and Exchange Act of 1934

Date of Report (Date of earliest event reported):

November 10, 2016

AMSURG CORP.

(Exact Name of Registrant as Specified in Charter)

Tennessee	001-36531	62-1493316
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1A Burton Hills Boulevard
Nashville, Tennessee	37215
(Address of Principal Executive Offices)	(Zip Code)

(615) 665-1283

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On November 10, 2016, in connection in the proposal merger of Envision Healthcare holdings, Inc. (“Envision”) and AmSurg Corp. (“AMSURG”) (the “Merger”), each of Envision and AMSURG issued a press release announcing that AMSURG’s wholly-owned subsidiary, New Amethyst Corp., to be renamed Envision Healthcare Corporation (the “Company”), has commenced a private offering of senior unsecured notes (the “Notes”) in transactions that are exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”). A copy of the press release is furnished as Exhibit 99.1 to this report. The Company intends to use the proceeds from the offering, together with borrowings made under a new term loan facility to be entered into by Envision Healthcare Corporation (“EHC”), an indirect wholly-owned subsidiary of Envision, (i) to repay EHC’s existing indebtedness under its term loan and asset-based facilities, (ii) to purchase or redeem AMSURG’s 5.625% senior notes due 2020 (the “2020 Notes”), (iii) to repay AMSURG’s existing indebtedness under its term loan and revolving loan facilities, (iv) to pay transaction fees and expenses and (v) for working capital. Upon the consummation of the Merger, the Company will assume the obligations of EHC under the new term loan facility, and the Notes will be guaranteed by the Company’s domestic subsidiaries that will guarantee the new term loan facility. This report does not constitute an offer to sell or a solicitation of an offer to purchase the Notes or any other security. The Notes have not been registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

In addition, on November 10, 2016, AMSURG announced the commencement of a tender offer (the “Tender Offer”) to purchase for cash any and all of its outstanding $250,000,000 aggregate principal amount of the 2020 Notes. In connection with the Tender Offer, AMSURG is also seeking consents to certain proposed amendments to the Indenture, dated November 20, 2012, which governs the 2020 Notes. A copy of the press release is furnished as Exhibit 99.2 to this Current Report on Form 8-K.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits

Exhibit Number	Description of Exhibit

99.1	Joint Press Release of AmSurg Corp. Announcing Launch of Senior Notes Offering, issued November 10, 2016.

99.2	Press Release of AmSurg Corp. Announcing Launch of Tender Offer and Consent Solicitation, issued November 10, 2016.

Forward-Looking Statements

Certain statements and information in this Current Report on Form 8-K may be deemed to be “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, statements relating to Envision’s and AMSURG’s objectives, plans and strategies, and all statements (other than statements of historical facts) that address activities, events or developments that Envision and AMSURG intend, expect, project, believe or anticipate will or may occur in the future. These statements are often characterized by terminology such as “believe,” “hope,” “may,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy” and similar expressions, and are based on assumptions and assessments made by Envision’s and AMSURG’s management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. Any forward-looking statements in this Current Report on Form 8-K are made as of the date hereof, and Envision and AMSURG undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance. Whether actual results will conform to expectations and predictions is subject to known and unknown risks and uncertainties, including: (i) risks and uncertainties discussed in the reports that Envision and AMSURG have filed with the SEC; (ii) general economic, market, or business conditions; (iii) risks associated with the ability to consummate the business combination between Envision and AMSURG and the timing of the closing of the business combination; (iv) the ability to successfully integrate Envision’s and AMSURG’s operations and employees; (v) the ability to realize anticipated benefits and synergies of the business combination; (vi) the potential impact of announcement of the business combination or consummation of the transaction on relationships, including with employees, customers and competitors; and (vii) other circumstances beyond Envision’s and AMSURG’s control. Refer to the section entitled “Risk Factors” in Envision’s and AMSURG’s annual and quarterly reports for a discussion of important factors that could cause actual results, developments and business decisions to differ materially from forward-looking statements.

No Offer or Solicitation / Additional Information and Where to Find It

This Current Report on Form 8-K is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed business combination between Envision and AMSURG or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The proposed business combination between Envision and AMSURG will be submitted to their respective shareholders on November 28, 2016 for consideration. On August 4, 2016, AMSURG caused its newly formed, wholly owned subsidiary, The Company, to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (File No. 333-212885) that constitutes a prospectus of The Company and a joint proxy statement of Envision and AMSURG. The SEC declared the Form S-4, as subsequently amended, effective on October 19, 2016. Envision and AMSURG have caused the definitive joint proxy statement/final prospectus to be mailed to their respective shareholders, as required by applicable law. This Current Report on Form 8-K is not a substitute for the definitive joint proxy statement/final prospectus, or any other document that may be filed with the SEC in connection with the proposed business combination. Investors and shareholders are urged to read carefully and in their entirety the definitive joint proxy statement/final prospectus delivered to shareholders, and any other relevant documents that are filed with the SEC when they become available, because they contain important information about the proposed business combination and related matters. Investors and shareholders may obtain free copies of the definitive joint proxy statement/final prospectus and other documents containing important information about Envision, AMSURG and The Company, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Envision and AMSURG make available free of charge at www.evhc.net and www.amsurg.com, respectively (in the “Investors” section), copies of materials they file with, or furnish to, the SEC.

Participants in The Merger Solicitation

Envision, AMSURG and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Envision and shareholders of AMSURG in connection with the proposed business combination. Information about the directors and executive officers of Envision is set forth in its proxy statement for its 2016 annual meeting of stockholders filed with the SEC on March 23, 2016. Information about the directors and executive officers of AMSURG is set forth in its proxy statement for its 2016 annual meeting of shareholders filed with the SEC on April 22, 2016 and its Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on February 25, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding those persons who are, under the rules of the SEC, participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are included in the definitive joint proxy statement/final prospectus.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMSURG CORP.

By:	/s/ Kevin D. Eastridge
Kevin D. Eastridge
Senior Vice President, Finance and Chief Accounting Officer

Date: November 10, 2016

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Joint Press Release of AmSurg Corp. Announcing Launch of Senior Notes Offering, issued November 10, 2016.

99.2	Press Release of AmSurg Corp. Announcing Launch of Tender Offer and Consent Solicitation, issued November 10, 2016.